Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Shore Gold Inc. Named as Co-Defendant in Lawsuit Issued by De Beers
    Canada Inc.

    Stock Symbol: SGF: TSX

    SASKATOON, Feb. 7 /CNW/ - Kenneth E. MacNeill, President and CEO of Shore
Gold Inc. ("Shore") announced that Shore was served with a statement of claim issued by De Beers Canada Inc. ("De Beers") relating to the Fort a la Corne
Joint Venture ("FALC JV"). De Beers is seeking to set aside the previously announced Voting Agreement dated October 31, 2005 and to restrain the
Management Committee of the FALC JV from approving the 2006 exploration program and budget.
    Shore believes the action to be entirely without merit and intends to vigorously defend the claims made by De Beers.

    Shore is a Canadian based corporation engaged in the acquisition, exploration and development of mineral properties. Shares of the Company trade on the TSX Exchange under the trading symbol "SGF".
    %CIK: 0001283176

    /For further information: please contact: Kenneth E. MacNeill, President
& CEO or Harvey J. Bay, C.F.O. at (306) 664-2202/
    (SGF.)

CO:  Shore Gold Inc.

CNW 17:15e 07-FEB-06